UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UTC Financial Services, USA, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Independance Square
(No. and Street)

Port of Spain (City) Trinidad and Tobaggo (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth McGuire 813-340-4883
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit & Compliance, PA
(Name – *if individual, state last, first, middle name*)

4868 West Gandy Blvd, Tampa, FL 33611
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Elizabeth T McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UTC Financial Services, USA, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMIE S. WILSFORD
MY COMMISSION # FF 150040
EXPIRES: August 26, 2018
Bonded Thru Notary Public Underwriters

Signature

Elizabeth T. McGuire , Vice President Financial and Operations

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Financial Statements and Supplementary Schedules

December 31, 2015
(With Report of Independent Registered Public Accounting Firm Thereon)

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of UTC Financial Services USA, Inc

We have audited the accompanying statement of financial condition of UTC Financial Services USA, Inc (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital under Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedules noted above are fairly stated, in all material respects, in relation to the financial statements as a whole.

As further discussed in Notes 5 and 8, the Company was out of compliance with net capital required under Rule 15c3-1 of the Securities and Exchange Commission. On January 6, 2016, the Company cured this net capital deficiency. Our opinion was not modified with respect to this matter.

Accell Audit & Compliance, PA

Tampa, Florida
February 19, 2016

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2015

Assets		**2015**
Cash and cash equivalents	$	82,831
Accounts receivable -related party		49,223
Deposits		1,001
Deferred tax asset		31,264
Total assets	$	164,319
Liabilities and Stockholder's Equity		
Accounts payable	$	54,608
Accounts payable - related party		66,170
State income taxes payable		500
Total liabilities		121,278
Stockholder's equity:		
Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)		1,010
Additional paid-in capital		100,092
Accumulated deficit		(58,061)
Total stockholder's equity		43,041
Total liabilities and stockholder's equity	$	164,319

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Operations

Year Ended December 31, 2015

	2015
Revenues:	
Fee income	$ 203,705
Expenses:	
Professional fees	203,106
Bad debt	53,177
Overhead allocation	8,672
Regulatory fees	5,377
Travel	3,587
Bank charges	266
Licenses and fees	156
Total expenses	274,341
Net operating loss before taxes	(70,636)
State income tax expense	(500)
Deferred tax benefit	31,264
Total taxes	30,764
Net loss	$ (39,872)

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	Common Stock				Additional Paid-in		Accumulated		Total Stockholder's
	Shares		Amount		Capital		Deficit		Equity
Balances at January 1, 2015	1,010	$	1,010	$	100,092	$	(18,189)	$	82,913
Net loss	-		-		-		(39,872)		(39,872)
Balances at December 31, 2015	1,010	$	1,010	$	100,092	$	(58,061)	$	43,041

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Cash Flows

Year Ended December 31, 2015

		2015
Cash flows from operating activities:		
Net loss	$	(39,872)
Adjustments to reconcile net income to net cash provided by operating activities		
Bad debt		53,177
Deferred tax benefit		(31,264)
Changes in assets and liabilities:		
Accounts receivable - related party		(50,955)
Due from parent		83,098
Deposits		1,230
Accounts payable		27,968
Accounts payable - related party		39,449
Net cash provided by operating activities		82,831
Net increase in cash and cash equivalents		82,831
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	82,831
Supplemental cash flow disclosures:		
Cash paid for income taxes	$	500

See accompanying report of independent registered public accounting firm and notes to financial statements.

Notes to Financial Statements

(1) Organization and Nature of Business and Liquidity

UTC Financial Services USA, Inc. (the Company) is a Rhode Island corporation that is a wholly- owned subsidiary of UTC Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the Parent) a foreign corporation located and incorporated in Trinidad. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged to conduct a limited security business consisting of the distribution of open-ended investment shares of an affiliated company, UTC North American Fund (the Fund), to customers residing in the United States of America. The Company will not act as a clearing broker or transact any trades on behalf of its clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America (GAAP) and have been consistently applied in the preparation of financial statements.

(b) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(c) Deposits

The Company maintains a cash deposit with FINRA to facilitate FINRA's payment of certain expenses related to the Company's operations as a broker-dealer.

(d) Fee Income

Fees are recorded when recognizable from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan up to 50 basis points of the Fund's Net Asset Value.

(e) Accounts Receivable

Accounts receivable are due from the Company's one customer and represent revenue for the Company in 2015.

Uncollectible accounts receivable are written off in the period in which they are incurred. For the year ended December 31, 2015, $53,177 was written off as uncollectible.

(2) **Significant Accounting Policies - Continued**

(f) **Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) **Income Taxes**

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant components of the Company's net deferred income taxes are as follows:

	2015
Net operating loss carryforwards	$ 31,264
Valuation allowance	-
	$ 31,264

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Management determined that there is sufficient positive evidence to conclude that it is more likely than not that additional deferred taxes of $31,264 are realizable. Management therefore reduced the valuation allowance accordingly and increased the deferred tax asset.

(2) Significant Accounting Policies - Continued

(g) Income Taxes - Continued

The provision for income taxes charged to operations for the year ended December 31, 2015 had a current component of $500 and a deferred component of $31,264. The 2015 net change in valuation allowance was $4,365.

At December 31, 2015, the Company had net operating loss carryforwards of $89,325 which will begin to expire in year 2021.

The Company has adopted Accounting Standards Codification Topic 740, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the adoption of this standard. The Company's tax returns are generally subject to taxing authority examinations up to three years after the returns are filed.

(3) Concentrations of Credit Risk

The Company maintains its cash accounts with a banking institution. Total cash balances generally do not exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

During 2015, all fee income received by the Company was generated by one customer.

(4) Related Party Transactions

The Company shares office space, personnel and other administrative expenses with its Parent.

The Company entered into an expense sharing agreement with its Parent in June 2009. This agreement requires the Parent to be responsible for expenses such as salaries, bonuses, payroll taxes, medical insurance, office rent and maintenance, telephone usage, certain legal and professional fees and workman's compensation. The Company is responsible to pay for certain expenses, including electronic communications, certain legal and professional fees, printing and forms, advertising, promotional, consulting fees, licenses and fees, club dues, conferences and meetings, subscriptions and publications and charitable contributions. Under an agreement with the Fund, these expenses are to be reimbursed by the Fund. This agreement is effective for one year and will automatically renew thereafter, unless either party gives 180 days' written notice. During 2015, the Company received an allocation of overhead expenses from the Parent. Total allocation of overhead for 2015 was $8,672 of which $2,159 is recorded in accounts payable – related party at December 31, 2015.

In 2015, the Parent paid for all of the Company's expenses on its behalf. In 2015, the Parent also received all of the 12b-1 income on the Company's behalf to cover the expenses that were paid on their

(4) **Related Party Transactions - Continued**

behalf. Management discovered in December of 2015 that the Customer was remitting more a compensatory amount than a reimbursement amount. The Parent retained these excess funds for 2010 through 2014 and for the first three quarters of 2015. Uncollected funds related to 2010 through 2014 are considered to be uncollectible and were deemed to be written off in a prior year. For the year ended 2015 the amount retained by the Parent was $51,377. These amounts are not collectible and have been written off to bad debt in 2015.

The Fund, the Company's one customer, is also a related party. The Fund is one of several funds under the management of the Parent. The parent is the majority owner of this fund. All of the Company's revenue in 2015 was earned from the Fund and amounted to approximately $204,000, of which $49,223 was due from the fund as of December 31, 2015.

(5) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, which as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had deficient regulatory net capital and a regulatory net capital requirement of ($50,575) per FOCUS and $8,085 per FOCUS, respectively. The Company's aggregate indebtedness to net capital ratio was (3.15) to 1. A capital contribution was deposited by the parent on January 6, 2016 to correct the capital deficiency. FINRA and the SEC were notified of this deficiency.

(6) **Exemption Under Section (k)(1)**

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs (k)(1).

(7) **Contingent Liabilities**

The Company is involved in litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management, the resolution of litigation or regulatory requirements if any, will not have a material adverse effect on the financial position or results of operations of the Company.

(8) **Subsequent Events**

The Company has evaluated events and transactions through February 19, 2016, the date which the financial statements were available to be issued.

At December 31, 2015, the Company had deficient regulatory net capital. A capital contribution was deposited by the parent on January 6, 2016 to correct the capital deficiency.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

		2015
Net capital:		
Total stockholder's equity	$	43,041
Deductions:		
Non-allowable assets:		
Accounts receivable - related party		(49,223)
Deposits		(1,001)
Deferred tax asset		(31,264)
Total deductions		(81,488)
Net capital	$	(38,447)
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	121,278
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	8,085
Minimum net capital required	$	8,085
Deficit net capital	$	(46,532)
Net Capital less greater of 10% of aggregate indebteness or 120 % of reporting broker dealer minimum net capital	$	(50,575)
Ratio of aggregate indebtedness to net capital		(3.15)

No material differences exist between the computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II A filing dated February 19, 2016.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(1) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of UTC Financial Services USA, Inc

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for fiscal year 2015, in which (1) UTC Financial Services USA, Inc (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that UTC Financial Services USA, Inc met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida
February 19, 2016

UTC FINANCIAL SERVICES (USA), INC.
c/o Unit Trust Corporation
82 Independence Square, Port of Spain
Trinidad, W.I.
Tel: 868 624-8648
Fax: 868 627-6810
Email: utc@ttutc.com

Assertions Regarding Exemption Provisions

We, as members of management of UTC Financial Services USA, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker dealer's designated Examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by and independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the reserves and custody provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2015.

UTC Financial Services USA, INC

By:

Elizabeth T McGuire, Vice President, Financial and Operations

2-19-16

Date